Rainier Investment Management Mutual Funds
601 Union Street, Suite 2801
Seattle, WA 98101
(206) 518-6600

April 12, 2016

VIA EDGAR CORRESPONDENCE
Mr. Ed Bartz
Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
 Washington, D.C.  20549

Re:	Request for Acceleration Rainier Investment Management Mutual Funds (the “Registrant”) File Nos. 811-08270 and 333-73792 Post-Effective Amendment No. 56 (the “Amendment”)
Dear Mr. Bartz:
Pursuant to Rule 461 under the Securities Act of 1933 (the “1933 Act”), as amended, the Registrant hereby requests that the effective date for the above-referenced Amendment to its registration statement on Form N-1A, filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 12, 2016 pursuant to Rule 485(a) under the 1933 Act, be accelerated so that it may become effective on Friday, April 15, 2016, or as soon thereafter as practicable. The Amendment was being filed to disclose a new investment adviser for the MN Rainier Intermediate Fixed Income Fund, which is subject to required shareholder approval, and to respond to comments from the Commission staff on that disclosure.
We plan to file a post-effective amendment to the registration statement pursuant to Rule 485(b) under the 1993 Act on or before July 31, 2016, which post-effective amendment will contain updated financial information for the fiscal year ended March 31, 2016 as well as other appropriate non-material updates.
The Registrant acknowledges the following:  (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 12, 2016

Very truly yours,

Rainier Investment Management Mutual Funds	Quasar Distributors, LLC, as principal underwriter of shares of the Registrant

By: /s/ Melodie Zakaluk	By: /s/ James R. Schoenike
Melodie Zakaluk	James R. Schoenike
President	President

cc:         Frederick H. Sherley, Rainier Investment Management, LLC